Filed Pursuant to Rule 433

Registration Statement No. 333-159246

FINAL TERM SHEET

Dated November 8, 2011

THE HERSHEY COMPANY

$250,000,000 1.500% NOTES DUE NOVEMBER 1, 2016

Name of Issuer:	The Hershey Company

Title of Securities:	1.500% Notes due November 1, 2016 (“Notes”)

Aggregate Principal Amount:	$250,000,000

Issue Price (Price to Public):	99.767% of principal amount

Maturity:	November 1, 2016

Coupon (Interest Rate):	1.500%

Benchmark Treasury:	UST 1.000% due October 31, 2016

Spread to Benchmark Treasury:	T+67 basis points (0.67%)

Benchmark Treasury Price and Yield:	$100-18 3/4 / 0.879%

Yield to Maturity:	1.549%

Interest Payment Dates:	May 1 and November 1 of each year, commencing on May 1, 2012

Interest Payment Record Dates:	April 15 and October 15 of each year

Redemption Provisions:	Treasury plus 10 basis points

Change of Control Offer:	Offer to repurchase at 101% of principal amount plus accrued interest to repurchase date upon change of control resulting in a rating below investment grade

Denominations:	$2,000 or integral multiples of $1,000 in excess thereof

Legal Format:	Registration Statement No. 333-159246

Net Proceeds to The Hershey Company:	$248,542,500

Settlement Date:	T + 3 days; November 14, 2011

Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated PNC Capital Markets LLC

Senior Co-Managers:	RBC Capital Markets, LLC UBS Securities LLC

Co-Managers:	Santander Investment Securities Inc. SMBC Nikko Capital Markets Limited U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

CUSIP:	427866AS7

ISIN:	US427866AS71

The offer and sale of the Securities to which this final term sheet relates have been registered by The Hershey Company by means of a registration statement on Form S-3 (SEC File No. 333-159246).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 877-858-5407 or J.P. Morgan Securities LLC collect at 212-834-4533.

SMBC Nikko Capital Markets Limited is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Nikko Securities America, Inc. (“SMBC Nikko-SI”), as permitted under applicable law. To that end, SMBC Nikko Capital Markets Limited and SMBC Nikko-SI have entered into an agreement pursuant to which SMBC Nikko-SI provides certain advisory and/or other services with respect to this offering. In return for the provision of such services by SMBC Nikko-SI, SMBC Nikko Capital Markets Limited will pay to SMBC Nikko-SI a mutually agreed-fee.